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SECU | 06004061 | MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *51485*

A/
3/1

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Trading Co., LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__301 South Bryant, Suite A 400__
(No. and Street)

__Edmond__   __Oklahoma__   __73034__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Casey J. Russell   (405) 607-8743
                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Casey J. Russell CPA Inc. (Attn: Casey J. Russell)__
(Name — if individual, state last, first, middle name)

__5809 N. Grand, Ste D   Oklahoma City, OK   73118__
(Address)   (City)   (State)   Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _Stephan Borenckib_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Legacy Trading Co., LLC_, as of _December 31_, ~~19~~ _2005_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY TRADING CO., LLC

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2005

TABLE OF CONTENTS

CASEY J. RUSSELL CPA, INC.

5809 N. Grand, Suite D
Oklahoma City, OK 73118
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com

Member AICPA & OSCPA

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2005 and the related statements of income and members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2005 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 17, 2006

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	13,303
Securities owned at Market	365,515
Accounts Receivable - Clearing Firm	2,340
Total Current Assets	381,158

PROPERTY AND EQUIPMENT
Automobiles	94,822
Office furniture and equipment	21,652
Less: Accumulated depreciation	(39,364)
Total Property and Equipment	77,109

Cash in Clearing Accounts	456,551
Total Assets	$ 914,818

LIABILITIES AND CAPITAL

CURRENT LIABILITIES
Accounts Payable	9,663
Due to Broker/Dealers	508,294
Current Portion of Long Term Debt	14,094
Total Current Liabilities	532,051

Long-Term Debt, Less Current Portion	60,703
MEMBERS' CAPITAL	322,064
Total Liabilities and Capital	$ 914,818

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Inventory Trading Profit	2,922,132
Consulting Income	30,000
Interest Income	54,339
Miscellaneous Income	66
TOTAL REVENUES	3,006,537
Cost of Sales	
SAL Clearing Charges	97,054
Inventory Cost of Funds	12,637
TOTAL COST OF FUNDS	109,692
GROSS PROFIT	2,896,845
EXPENSES	
Trade Fees	30,000
Auto Expense	10
Auto Lease	10,229
Bank Service Charges	749
Communications-Quotes	55,097
Depreciation	19,866
Insurance-Bond	2,921
Registration Expenses	7,417
Licenses & Permits	1,712
Maintenance & Repairs	4,273
Management Fees	3,492,256
Legal & Accounting	27,000
Interest Expense	15,899
Office Supplies	230
Professional Fees	650
TOTAL EXPENSES	3,668,309
NET INCOME/(LOSS)	$ (771,464)

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

Balance at beginning of year	$	1,093,528
Contributions		-
Net loss for the year		(771,464)
Balance at end of year	$	322,064

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(771,464)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation		19,866
(Increase) Decrease in Securities Owned		(150,707)
(Increase) Decrease in Accounts Receivable		994,291
(Increase) Decrease in Cash in Clearing Accounts		1,235,724
(Decrease) Increase in Accounts Payable		6,531
(Decrease) Increase in Due to Broker/Dealers		(1,191,926)
NET CASH FLOW PROVIDED (USED) IN OPERATING ACTIVITIES		142,315

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of Equipment		(25,240)
Loan Proceeds		21,159
Principal Payments on Loans		(161,821)
		(165,902)
Net decrease in cash and cash equivalents		(23,587)
Cash and cash equivalents at beginning of year		36,890
Cash and cash equivalents at end of year	$	13,303
Supplemental Information:		
Interest Paid During the Year	$	15,899

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2005

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. Any tax liability that is generated is passed through to the members. It is a registered broker/dealer which trades for its own account with no retail customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations. All securities consist of equities. Cost of the securities as of December 31, 2005 was $410,938 and fair market value was $365,515.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents with the exception of monies on deposit with the Company's clearing firm. Monies on deposit with the clearing firm are restricted.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $3,492,256 to its holding company.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had excess net capital of $70,130 as shown below. The aggregate indebtedness to net capital was .45 to 1.

Minimum capital required	$ 100,000
Net capital	170,130
Excess	$ 70,130

NOTE 5 - CONCENTRATION OF CREDIT

As of December 31, 2005, the Company had on deposit with its clearing firm $456,551. These monies are not covered by SIPC insurance. The Company also had accounts receivable due from the same clearing firm of $2,340. The Company owed the clearing firm $508,294. The net concentration of monies owed to the clearing firm by the Company as of December 31, 2005 was $140,439.

NOTE 6 – NOTES PAYABLE

As of December 31, 2005, the Company had two notes outstanding, all payable to Citizens Bank of Edmond.

The first note is for a Dodge truck. The loan was issued in June, 2005 in the amount of $21,159 with an interest rate of 5.990%. Monthly payments are due in the amount of $409.87. The maturity date is July, 2010. The principal balance as of December 31, 2005 was $19,328. Collateral for this obligation is the vehicle. Principal and interest due on this obligation for the next five years till maturity is as follows:

	Principal	Interest
2006	$ 3,682.16	$ 1,236.28
2007	3,948.33	970.11
2008	4,233.77	684.67
2009	4,539.81	378.63
2010	2,923.55	70.78
Total	$ 19,327.62	$ 3,340.47

The second note is for a Cadillac. The loan was issued in August, 2004 in the amount of $68,662 with an interest rate of 5.990%. Monthly payments are due in the amount of $1,137.52. The maturity date is August, 2010. The principal balance as of December 31, 2005 was $55,470. Collateral for this obligation is the vehicle. Principal and interest due on this obligation for the next five years till maturity is as follows:

	Principal	Interest
2006	$ 10,412.22	$ 3,238.02
2007	11,096.30	2,553.94
2008	11,825.32	1,824.92
2009	12,602.22	1,048.02
2010	9,533.95	241.98
Total	$ 55,470.01	$ 8,906.88

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2005.

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2005

Total equity from balance sheet	$	322,064
Deduct non-allowable assets		
Property and equipment		77,290
	$	244,774
Other deductions or allowable credits		
Accounts receivable and non-allowable inventory		-
Net capital before haircuts on security positions	$	244,774
Haircuts on securities		
Other securities		54,827
Undue concentration		19,817
		74,644
Net capital	$	170,130
Minimum dollar net capital requirement		
of reporting broker/dealers		100,000
Excess or deficiency of net capital	$	70,130

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION OF AUDITED WITH UNAUDITED
COMPUTATIONS OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2005

Net capital per unaudited Focus Report	$	323,242
Adjustments to unaudited statements		(1,178)
Net capital per audited statements	$	322,064

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2005

	Unaudited Statements	Adjustments	Audited Statements
Cash, Securities and Clearing Accounts	$ 837,709	$ -	$ 837,709
Property and equipment	77,109	-	77,109
	$ 914,819	$ -	$ 914,819
Current liabilities	$ 591,577	$ 1,178	$ 592,755
Members' capital	323,242	(1,178)	322,064
	$ 914,819	$ -	$ 914,819

CASEY J. RUSSELL CPA, INC.

5809 N. Grand, Suite D
Oklahoma City, OK 73118
Telephone (405) 607-8743
Fax (405) 607-8744
E-Mail CaseyCPA@Hotmail.com   **Member AICPA & OSCPA**

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

Page 13

responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2005 and this report does not affect our report thereon dated February 17, 2006.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cary J. Sorrell CPA Inc.

February 17, 2006